SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                         WHEREHOUSE ENTERTAINMENT, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    963281100
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                                 (CUSIP Number)

                                                   with a copy to:
    Stephen Feinberg                               Robert G. Minion, Esq.
    450 Park Avenue                                Lowenstein Sandler PC
    28th Floor                                     65 Livingston Avenue
    New York, New York  10022                      Roseland, New Jersey  07068
    (212) 421-2600                                 (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 26, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        963281100
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1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
     (entities only):

                                Stephen Feinberg
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2)   Check the  Appropriate Box if a Member of a Group (See  Instructions):
       (a) Not
       (b) Applicable
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3)   SEC Use Only
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4)   Source of Funds (See Instructions): WC
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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):

                                 Not Applicable
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6)   Citizenship or Place of Organization: United States
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     Number of                    7) Sole Voting Power:               *
     Shares Beneficially          8) Shared Voting Power:             *
     Owned by
     Each Reporting               9) Sole Dispositive Power:          *
     Person With:                10) Shared Dispositive Power:        *
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 6,943,561*
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12)  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions):

                                 Not Applicable
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13)  Percent of Class Represented by Amount in Row (11): 64.3%*
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14)  Type of Reporting Person (See Instructions): IA, IN
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*    Cerberus Partners,  L.P., a limited partnership organized under the laws of
     Delaware ("Cerberus"), owns 1,637,222 shares of Wherehouse Entertainment, Inc. (the "Company") common stock (the "Common Stock") and 3,528 warrants (the "Warrants") of the Company (each of which are exercisable for one share of the Common Stock). Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), owns 1,924,182 shares of the Common Stock and 23,280 Warrants. Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), owns 153,293 shares of the Common Stock and 5,291 Warrants. Various other private investment funds for which the reporting person possesses voting and investment authority over the securities of the Company (the "Funds") own in the aggregate 3,175,608 shares of the Common Stock and 21,157 Warrants. See Item 5 for further information.

Item 5. Interest in Securities of the Issuer.

          Based upon information provided by management of the Company, there were issued and outstanding 10,744,829 shares of common stock of the Company as of August 3, 1998. As of August 13, 1998, Cerberus owned 1,637,222 shares of the Common Stock and 3,528 Warrants; International owned 1,924,182 shares of the Common Stock and 23,280 Warrants; Ultra owned 153,293 shares of the Common Stock and 5,291 Warrants and the Funds in the aggregate owned 3,175,608 shares of the Common Stock and 21,157 Warrants. Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of Cerberus, International, Ultra and the Funds. The only transactions by each of
Cerberus, International, Ultra and the Funds in shares of the Common Stock during the past sixty days were: (a) the acquisitions on August 26, 1998 (collectively, the "August 26 Acquisitions") of 189, 177, 15 and 399 shares of the Common Stock by Cerberus, International, Ultra and the Funds, respectively, as described below; and (b) the acquisitions on August 13, 1998 (collectively, the "August 13 Acquisitions", and the August 13 Acquisitions and the August 26 Acquisitions are referred to as the "August Acquisitions") of 13,112, 12,233, 1,030 and 27,649 shares of the Common Stock by Cerberus, International, Ultra and the Funds, respectively, as described below.

          The August Acquisitions constituted a distribution by the Company pursuant to its Plan of Reorganization (the "Plan"), confirmed by an order of the United States Bankruptcy Court for the District of Delaware, entered on January 7, 1997. The effective date of the Plan occurred on January 31, 1997. For a summary of the Plan, reference is made to the Company's Annual Report on Form 10-K for the year ended January 31, 1998, and the description of the August Acquisitions contained herein is qualified in its entirety by this reference to such summary of the Plan.

          Cerberus, International, Ultra and the Funds are Senior Lenders (as that term is defined in the Plan) for Plan administration purposes. Under the Plan, Senior Lenders are entitled to receive a distribution of cash and the Common Stock (the "Initial Distribution") on account of the Senior Lenders' claims in the subject bankruptcy proceeding, which claims principally arose from debt (the "Debt") incurred by the Company in 1992 pursuant to the Pre-Petition Credit Agreement (as that term is defined in the Plan). The Senior Lenders also are entitled to receive additional distributions of the Common Stock under the Plan (the "Additional Distributions") on account of the Debt, as the claims of unsecured creditors are resolved during the administration of the Plan. The aggregate value of the Initial Distributions and the Additional Distributions will not exceed the principal amount of the Debt. The August Acquisitions constituted Additional Distributions.


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            September 4, 1998


                                            /s/ Stephen Feinberg
                                            ____________________________________
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates, LLC, the general partner
                                            of Cerberus  Partners,  L.P., and as
                                            the  investment  manager for each of
                                            Cerberus International,  Ltd., Ultra
                                            Cerberus Fund, Ltd. and the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).